U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER

001-35471

CUSIP NUMBER

7863X105

NOTIFICATION OF LATE FILING

☒ Form 10-K

For the Period Ended December 31, 2013

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I	Registrant Information

SAExploration Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1160 Dairy Ashford, Suite 160

Address of Principal Executive Office (Street and Number)

Houston, Texas 77079

City, State and Zip Code

Part II	Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III	Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported by SAExploration Holdings, Inc. (the “Registrant”) under Item 4.02 of its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2014 (the “Form 8-K”), the Registrant had to restate its previously-issued interim consolidated financial statements as of and for the three and six months ended June 30, 2013, and as of and for the three and nine months ended September 30, 2013 (the “Restatements”), to correct certain errors in accounting relating to the recognition of share-based compensation expense of the Registrant’s accounting predecessor and the improper capitalization of certain work-in-progress expenses attributable to the Registrant’s operations in Colombia and Peru, and to adjust its income tax (benefit) provision for the above corrections. The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) was unable to be completed in time without unreasonable effort and expense to the Registrant due to the time involved in completing the Restatements.

The Registrant filed the amendments to its Quarterly Reports on Form 10-Q for the period ended June 30, 2013 and the period ended September 30, 2013 on April 1, 2014. The Registrant expects to file the Form 10-K within the fifteen day extension period offered by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Part IV	Other Information

(1) Name and telephone number of person to contact in regard to this information.

Brent Whiteley	(281)	258-4400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 24, 2013, the Registrant, then named Trio Merger Corp., completed a business combination with the entity formerly known as SAExploration Holdings, Inc. (“Former SAE”). The business combination was accomplished through the merger of Former SAE into a wholly-owned subsidiary of the Registrant, with the wholly-owned subsidiary surviving, as more fully described in the Registrant’s Current Report on Form 8-K filed with the SEC on June 28, 2013, as amended. As a result of the business combination, the historical financial statements of Former SAE became the financial statements of the Registrant.

Registrant estimates that its results of operations for the year ended December 31, 2013, as reflected in its consolidated statements of operations to be included in its Form 10-K for the year ended December 31, 2013, will reflect the following significant changes in its results of operations:

•	the Registrant expects to report a decrease in revenues to approximately $245.3 million from $257.4 million reported for the year ended December 31, 2012;
•	the Registrant expects to report a net loss of $21.1 million, compared to net income of $10.0 million reported for the year ended December 31, 2012; and
•	the Registrant expects to report a net loss per share – basic and diluted of approximately $2.10, compared to net income per share – basic and diluted of $1.74 and $1.73, respectively, for year ended December 31, 2012.

Cautionary Statement Regarding Forward Looking Statements

This Form 12b-25 contains certain “forward-looking statements” within the meaning of the federal securities laws. These statements can be identified by the use of words or phrases such as “believes,” “estimates,” “expects,” “intends,” “anticipates,” “projects,” “plans to,” “will,” “should” and variations of these words or similar words. These forward-looking statements may include statements regarding the Registrant’s expectations or beliefs concerning future periods. These forward-looking statements include statements regarding the preparation and filing of restated financial statements and periodic reports. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Registrant’s control and difficult to predict. Factors that may cause such differences include the risk that additional information may become available in preparing and reviewing the financial statements affected by the Restatements that would require the Registrant to make additional corrections, and the cost, time and effort required to complete the Restatements. Certain risks and uncertainties related to the Registrant’s business are or will be described in greater detail in the Registrant’s filings with the SEC. The information set forth herein should be read in light of such risks. Except as required by applicable law, the Registrant is not under any obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

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SAEXPLORATION HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2014	By:	/s/ Brent Whiteley
Brent Whiteley, Chief Financial Officer, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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